Exhibit 99.2

PRESS RELESE

Greenfire Resources Reports Year End 2024 Reserves, Fourth Quarter and Full Year 2024 Results, and Provides an Operational Update

Readers are advised to review the “Presentation of Reserves and Other Oil and Gas Information” and “Non-GAAP and Other Financial Measures” at the conclusion of this news release for information regarding the presentation of the reserves information, as well as certain oil and gas metrics, and certain financial measures that do not have standardized meaning under generally accepted accounting principles, contained in this news release. All amounts in this news release are stated in Canadian dollars unless otherwise specified.

The Company holds a 75% working interest in the Hangingstone Expansion Facility (the “Expansion Asset”) and a 100% working interest in the Hangingstone Demonstration Facility (the “Demo Asset” and, together with the Expansion Asset, the “Hangingstone Facilities”). Unless indicated otherwise, production volumes and per unit statistics are presented throughout this press release on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties.

CALGARY, ALBERTA – March 17, 2025 – Greenfire Resources Ltd. (NYSE: GFR, TSX: GFR) (“Greenfire” or the “Company”), today reported its year end 2024 reserves and fourth quarter and full year 2024 financial and operational results.

YE 2024 Reserves Highlights

●	Proved (“1P”) and Proved Plus Probable (“2P”) reserves(3) of 234.7 MMbbl, and 408.6 MMbbl, reflecting growth of 28%, and 72%, respectively, compared to December 31, 2023

●	58-year 2P Reserve Life Index(3)

●	1P and 2P before-tax PV-10 growth of 21% and 25%, respectively, compared to December 31, 2023. Net of debt and cash, this corresponds to an increase of 24% and 28% per share(1)

FY 2024 Highlights

●	Bitumen production of 19,292 bbls/d(3)

●	Cash provided by operating activities of $144.5 million and Adjusted funds flow(1) of $171.9 million

●	Capital expenditures(2) of $91.8 million

●	Adjusted free cash flow(1) of $80.1 million

Q4 2024 Highlights

●	Bitumen production of 19,384 bbls/d(3)

●	Cash provided by operating activities of $60.2 million and Adjusted funds flow(1) of $53.0 million

●	Capital expenditures(2) of $13.2 million

●	Adjusted free cash flow(1) of $39.8 million

(1)	Non-GAAP measures without a standardized meaning under IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Refer to the “Non-GAAP and Other Financial Measures” section in this press release.

(2)	See “Supplementary Financial Measures” section of this press release.

(3)	See “Presentation of Reserves and Other Oil and Gas Information” section of this press release.

Financial & Operating Highlights

	Three Months Ended			Year Ended
($ thousands, unless otherwise indicated)	December 31, 2024	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023
WTI (US$ / bbl)	70.27	78.32	75.09	75.72	77.62
WCS Hardisty differential to WTI (US$ / bbl)	(12.56)	(21.89)	(13.55)	(14.76)	(18.71)
WCS Hardisty (C$ / bbl)	80.75	76.85	83.92	83.52	79.50
AECO 5A (C$ / GJ)	1.40	2.18	0.65	1.38	2.50
Average FX Rate (C$ / US$)	1.3992	1.3618	1.3636	1.3700	1.3495
Bitumen production (bbls/d)	19,384	17,335	19,125	19,292	17,639
Bitumen sales (bbls/d)	20,351	17,314	18,489	19,387	17,692

Oil sales	208,895	161,730	193,643	822,972	675,970
Diluent expense	(83,030)	(76,768)	(67,889)	(327,146)	(304,740)
Transportation and marketing	(13,751)	(13,277)	(12,481)	(52,744)	(55,673)
Royalties	(7,091)	(6,024)	(8,698)	(32,023)	(23,706)
Operating expenses -- energy	(7,800)	(12,223)	(5,860)	(33,104)	(56,624)
Operating expenses -- non-energy	(33,064)	(22,861)	(34,795)	(119,760)	(92,341)

Oil sales ($/bbl)	79.00	71.04	83.01	81.63	73.91
Diluent expense ($/bbl)	(11.77)	(17.65)	(9.08)	(11.75)	(16.39)
Transportation and marketing ($/bbl)	(7.34)	(8.34)	(7.34)	(7.43)	(8.62)
Royalties ($/bbl)	(3.79)	(3.79)	(5.11)	(4.51)	(3.67)
Operating expenses -- energy ($/bbl)	(4.17)	(7.68)	(3.45)	(4.67)	(8.77)
Operating expenses -- non-energy ($/bbl)	(17.66)	(14.37)	(20.45)	(16.87)	(14.31)

Gross profit(2)	26,471	29,150	76,772	149,756	91,366
Operating netback, excluding realized gain (loss) on risk management contracts(1)	64,159	30,576	63,920	258,195	142,885
Operating netback(1)	65.183	27,351	57,833	230,537	132,703

Gross profit ($/bbl)(2)	14.14	18.30	45.13	21.10	14.13
Operating netback, excluding realized gain (loss) on risk management contracts(1) ($/bbl)	34.26	19.21	37.58	36.40	22.14
Operating netback(1) ($/bbl)	34.81	17.19	34.00	32.49	20.56

Net income (loss) and comprehensive income (loss)	78,562	(4,659)	58,916	121,411	(135,671)
Per share – basic	1.13	(0.07)	0.85	1.76	(2.49)
Per share – diluted	1.09	(0.07)	0.82	1.70	(2.49)

Cash provided by (used in) by operating activities	60,195	25,530	(17,875)	144,547	86,548

Adjusted funds flow(1)	52,950	10,517	44,104	171,850	73,206
Capital expenditures(2)	(13,161)	(19,413)	(21,175)	(91,794)	(33,428)
Adjusted free cash flow(1)	39,789	(8,896)	22,929	80,056	39,778

Net debt(1)	253,510	279,451	260,755	253,510	279,451

Weighted average common shares outstanding – basic (‘000)	69,515	68,643	69,334	69,175	68,643
Weighted average common shares outstanding – diluted (‘000)	72,328	68,643	72,238	71,615	54,425

(1)	A non-GAAP financial measure or ratio which does not have a standardized meaning under the “Accounting Standards”, see “Non-GAAP Measures” section of this press release.

(2)	A supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this press release.

Liquidity and Balance Sheet

	December 31,	December 31,
($ thousands)	2024	2023
Cash and cash equivalents	67,419	109,525
Available credit facilities(1)	50,000	50,000
Face value of long-term debt(2)	343,852	396,780

(1)	As at December 31, 2024 the Company had $50.0 million (December 31, 2023 - $50.0 million) of available credit under the Senior Credit Facility, of which $nil was drawn as of December 31, 2024 (December 31, 2023 – $nil).

(2)	As at December 31, 2024, the 2028 Notes (as defined below) had a face value of US$239.0 million (December 31, 2023 – US$300.0 million) and were converted into Canadian dollars as at period end exchange rates (see “Capital Resources and Liquidity - Long Term Debt”).

Q4 2024 Review

Hangingstone Facilities: Bitumen Production Results:

(bbls/d)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Full Year 2024
Expansion Asset	17,361	15,824	16,126	16,047	16,338
Demo Asset	2,306	3,169	2,999	3,337	2,954
Consolidated	19,667	18,993	19,125	19,384	19,292

Greenfire’s production in the fourth quarter of 2024 averaged 19,384 bbls/d, reflecting a 1% increase compared to the prior quarter, while the full-year 2024 production averaged 19,292 bbls/d. Capital expenditures for the fourth quarter totaled $13.2 million, with full-year 2024 capital expenditures amounting to $91.8 million. Adjusted free cash flow for the fourth quarter was $39.8 million, bolstered by more favorable WCS differentials, as well as lower operating and capital spending, with the full-year 2024 at $80.1 million.

Expansion Asset: Production in the fourth quarter of 2024 remained relatively stable compared to the third quarter, which was lower than anticipated due to reduced steam generation performance in December 2024.

Demo Asset: Production in the fourth quarter of 2024 increased compared to the third quarter and averaged 4,300 bbls/d in November and December 2024, which is driven by the activation of three additional redevelopment wells and the startup of the second disposal well following the completion of scheduled annual maintenance in October 2024.

2025 Operational Update

Production Overview

The Company’s production for 2025 to date is approximately 18,000 bbls/d, reflecting a 7% decrease compared to the previous quarter. This reduction is attributed to the Expansion Asset, where ongoing steam generation equipment repairs, unexpected facility downtime and natural production declines have impacted production output. At present, one of the four steam generation units is offline with an associated impact on production at the Expansion Asset of 1,500 to 2,250 bbls/d. The Company is implementing mitigation strategies to limit production impacts, including developing a comprehensive plan to restore full steam generation capacity and will provide updates in due course.

Comprehensive Review of Future Development Plans

The Company is currently conducting a comprehensive evaluation of its development plans, capital expenditures, and operational strategies for both the Expansion Asset and the Demo Asset. To address declines at the Expansion Asset, the Company anticipates that future development initiatives will involve drilling new well pairs on undeveloped reservoir, subject to approval from Greenfire’s Board of Directors (the “Board”). At the Demo Asset, future development plans will prioritize optimizing base production.

Emissions Reporting and Regulatory Engagement

Following the changes in Greenfire’s board of directors as a result of the WEF Acquisition, it was brought to the Company’s attention that Greenfire’s sulphur dioxide emissions may have been underreported. Prior management have been terminated. Greenfire takes its regulatory obligations very seriously and immediately reported the potential exceedance to the Alberta Energy Regulator (“AER”). Greenfire is currently in discussions with the AER and is exploring remedies, including potentially adding sulphur recovery units to the Expansion Asset. The extent of any potential exceedance and any remedies, penalties or orders imposed by the AER are unknown at this time.

2025 Corporate Updates

●	Following the appointment of the new leadership team for the Company on February 11, 2025 and as noted above, Greenfire is undertaking a thorough review of its development plans, cost structures, and operational strategy. Upon completion, the Company intends to provide details of its new development plans.

●	In March of 2025, the Company completed an amendment to the 2028 Note Indenture, which had received requisite approval of the holders of the 2028 Notes, to increase the permitted capital expenditures in any twelve-month period from $100 million to US$150 million.

●	Following the change of control in relation to the recent acquisition of approximately 56.5% of the Company’s common shares by certain limited partnerships comprising Waterous Energy Fund, the Board determined to accelerate the expiry dates of the outstanding performance warrants to April 30, 2025, all in accordance with the terms of the warrant plan agreement. There are 2,178,021 performance warrants currently outstanding with exercise prices ranging from $2.14 to $11.09 per common share.

●	Greenfire executed an updated WTI hedging program in the first quarter of 2025 to enhance price certainty for a portion of the Company’s production. The Company replaced its existing WTI costless collar contracts, which had a price range average of approximately US$57/bbl to US$83/bbl, with fixed-price swaps covering 9,400 bbls/d of WTI at an average price of approximately C$101/bbl for the full year 2025.

Conference Call Details

Greenfire plans to host a conference call on Tuesday, March 18, 2025 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time), during which members of the Company’s executive team will discuss its Q4 2024 results as well as host a question-and-answer session with investors.

●	Date: Tuesday, March 18, 2025

●	Time: 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time)

●	Webcast Link: https://www.gowebcasting.com/13984

●	Dial In: 1-833-752-3499 or 1-647-846-7280

o	North America: 1-833-752-3499

o	International: +1-647-846-7280

2024 Reserves Information

The tables below summarize Greenfire’s 2024 year-end reserves, which were prepared by McDaniel & Associates Consultants Ltd. (“McDaniel”). A complete filing of the Company’s oil and gas reserves and other oil and gas information presented in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) are included in Greenfire’s Annual Information Form for the year ended December 31, 2024, which will be filed on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar/ and on Greenfire’s website at www.greenfireres.com.

Summary of Oil and Gas Reserves (Forecast Prices and Costs)
As of December 31, 2024

	Bitumen
Reserves Category	Gross (Mbbl)	Net (Mbbl)

Proved
Developed Producing	26,819	24,386
Developed Non- Producing	-	-
Undeveloped	207,907	160,815
Total Proved	234,726	185,201
Total Probable	173,861	129,588
Total Proved Plus Probable	408,587	314,788

Summary of Net Present Value of Future Net Revenue (Forecast Prices and Costs)
As of December 31, 2024

	Before Deducting Income Taxes					After Deducting Income Taxes
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%	Unit Value(2)
Reserves Category	(in $ millions)(1)					(in $ millions)(1)					$/bbl
Proved
Developed Producing	758	739	693	644	599	758	739	693	644	599	28.40
Developed Non- Producing	-	-	-	-	-	-	-	-	-	-	-
Undeveloped	5,929	3,075	1,761	1,102	737	4,327	2,313	1,355	864	587	10.95
Total Proved(3)	6,687	3,813	2,454	1,746	1,336	5,085	3,052	2,047	1,508	1,186	13.25
Total Probable	7,449	1,687	582	303	208	5,022	1,163	422	233	168	4.49
Total Proved plus Probable	14,136	5,500	3,035	2,049	1,544	10,107	4,214	2,469	1,741	1,354	9.64

Notes:

(1)	Net present value of future net revenue includes all resource income, including the sale of oil, gas, by-product reserves, processing third party reserves and other income.

(2)	Calculated using net present value of future net revenue before deducting income taxes, discounted at 10% per year, and net reserves. The unit values are based on net reserves volumes.

Undiscounted Future Net Revenue by Reserves Category
As of December 31, 2024

Reserves Category ($ millions)	Revenue(1)	Royalties(2)	Operating Costs	Development Costs	Abandonment and Reclamation Costs(3)	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes

Total Proved	17,959,653	3,922,667	4,961,661	2,117,638	270,265	6,687,422	1,602,263	5,085,160
Total Proved plus Probable	37,851,599	8,921,496	9,869,600	4,563,565	360,844	14,136,095	4,029,151	10,106,944

Notes:

(1)	Includes all product revenues and other revenues as forecast.

(2)	Royalties include any net profits interests paid.

(3)	Abandonment and reclamation costs include but are not limited to items such as: producing wells, suspended wells, service wells, gathering systems, facilities, and surface land development.

Forecast Prices and Costs
As of December 31, 2024

	Crude Oil
Year	WTI Crude Oil ($US/bbl)	Brent Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($/bbl)	Alberta Bow River Hardisty Crude Oil ($/bbl)	Western Canadian Select Crude Oil ($/bbl)	Alberta Heavy Crude Oil ($/bbl)	Sask Cromer Medium Crude Oil ($/bbl)	Natural Gas at AECO (C$/MMBtu)	Inflation(1) %	Exchange Rate(2) $US/$CAN
2025	71.58	75.58	94.79	83.89	82.69	75.85	91.15	2.36	0.0	0.712
2026	74.48	78.51	97.04	86.45	84.27	77.56	93.35	3.33	2.0	0.728
2027	75.81	79.89	97.37	85.50	83.81	77.12	93.62	3.48	2.0	0.743
2028	77.66	81.82	99.80	87.21	85.70	78.81	95.96	3.69	2.0	0.743
2029	79.22	83.46	101.79	88.95	87.45	80.45	97.88	3.76	2.0	0.743
2030	80.80	85.13	103.83	90.73	89.25	82.12	99.83	3.83	2.0	0.743
2031	82.42	86.84	105.91	92.55	91.04	83.77	101.83	3.91	2.0	0.743
2032	84.06	88.57	108.03	94.40	92.85	85.45	103.87	3.99	2.0	0.743
2033	85.74	90.31	110.19	96.29	94.71	87.17	105.95	4.07	2.0	0.743
2034	87.46	92.09	112.39	98.21	96.61	88.92	108.06	4.15	2.0	0.743
2035	89.21	93.93	114.64	100.18	98.54	90.69	110.22	4.23	2.0	0.743
2036	90.99	95.81	116.93	102.18	100.51	92.51	112.43	4.32	2.0	0.743
2037	92.81	97.72	119.27	104.22	102.52	94.36	114.68	4.40	2.0	0.743
2038	94.67	99.68	121.65	106.31	104.57	96.25	116.97	4.49	2.0	0.743
2039	96.56	101.67	124.09	108.43	106.66	98.17	119.31	4.58	2.0	0.743
	Escalation of 2% per year thereafter

Notes:

(1)	Inflation rates for forecasting costs only.

(2)	The exchange rate is used to generate the benchmark reference prices in this table.

Reconciliation of Changes in Reserves
As of December 31, 2024

	Bitumen (Mbbl)
	Proved	Probable	Proved Plus Probable
December 31, 2023	183,282	54,396	237,679
Extensions and improved recovery	60,225	120,423	180,649
Technical revisions(1)	(1,576)	(959)	(2,534)
Discoveries	-	-	-
Acquisitions	-	-	-
Dispositions	-	-	-
Economic factors	-	-	-
Production	(7,206)	-	(7,206)
December 31, 2024	234,726	173,861	408,587

Note:

(1)	Technical revisions are associated with the decommissioning of production from existing well-bores that are to be re-drilled as part of the upcoming drilling program, as well as changes to the future development plan.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Non-GAAP and Other Financial Measures

Certain financial measures in this press release are non-GAAP financial measures or ratios and capital management measures. These measures are not defined by IFRS and therefore may not be comparable to similar measures provided by other companies. These non-GAAP and capital management measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS. This press release also contains supplementary financial measures and ratios. Supplementary financial measures are derived from IFRS.

Non-GAAP financial measures and ratios include operating netback, operating netback, excluding realized gain (loss) on risk management contracts, adjusted funds flow, adjusted free cash flow and per barrel figures associated with non-GAAP financial measures. Capital management measures include net debt. Supplementary financial measures and ratios include gross profit, capital expenditures and depletion.

Non-GAAP Financial Measures

Operating Netback (including per barrel ($/bbl)) and Operating Netback, excluding realized gain (loss) on risk management contracts (including per barrel ($/bbl))

Gross profit is the most directly comparable GAAP measure to operating netback and operating netback, excluding realized (gain) loss on risk management contracts which are non-GAAP measures. These measures are not intended to represent gross profit, net earnings or other measures of financial performance calculated in accordance with IFRS. Operating netback, excluding realized gain (loss) on risk management contracts is comprised of gross profit, plus loss on risk management contracts, less gain on risk management contracts and less depletion expense on the Company’s operating assets. Operating netback, excluding realized gain (loss) on risk management contracts per barrel ($/bbl) is calculated by dividing operating netback , excluding realized gain (loss) on risk management contracts by the Company’s bitumen sales volume in a specified period. Operating netback is further adjusted for realized gain (loss) on risk management contracts, as appropriate. Operating netback per barrel ($/bbl) is calculated by dividing operating netback by the Company’s bitumen sales volume in a specified period. When Operating netback is expressed on a per barrel basis it is a non-GAAP ratio. Operating netback and operating netback, excluding realized gain (loss) on risk management contracts are financial measures widely used in the oil and gas industry as supplementary measures of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses.

The following table is a reconciliation of gross profit to operating netback:

	Three months ended			Year ended
	December 31,	December 31,	September 30,	December 31,	December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2024	2023
Gross profit(1)	26,471	29,150	76,772	149,756	91,366
Depletion(1)	28,767	16,236	17,073	80,950	67,924
Gain (loss) on risk management contracts	8,921	(14,810)	(29,925)	27,489	(16,405)
Operating netback, excluding realized gain (loss) on risk management contracts	64,159	30,576	63,920	258,195	142,885
Realized gain (loss) on risk management contracts	1,024	(3,225)	(6,087)	(27,658)	(10,182)
Operating netback	65,183	27,351	57,833	230,537	132,703
Operating netback, excluding realized gain (loss) on risk management contracts ($/bbl)(2)	34.26	19.21	37.58	36.40	22.14
Operating netback ($/bbl)(2)	34.81	17.19	34.00	32.49	20.56

(1)	Supplementary financial measure or ratio. Refer to the “Supplementary Financial Measures” section of this press release.

Adjusted Funds Flow and Adjusted Free Cash Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided by operating activities calculated in accordance with IFRS.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and transactions considered non-recurring in nature or outside of normal business operations.

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted free cash flow, which is a non-GAAP measure. Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that are available to manage debt levels and return capital to shareholders. By removing the impact of current period property, plant and equipment expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs, transactions considered non-recurring in nature or outside of normal business operations, property, plant and equipment expenditures and acquisition costs.

The following table is a reconciliation of cash provided by operating activities to adjusted funds flow and adjusted free cashflow:

	Three months ended			Year ended
	December 31,	December 31,	September 30,	December 31,	December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2024	2023
Cash provided (used) by operating activities	60,195	25,530	(17,875)	144,547	86,548
Transaction costs	-	3,848	-	-	12,172
Non-recurring transactions(1)	6,661	-	1,000	7,661	-
Changes in non-cash working capital	(13,906)	(18,861)	60,979	19,642	(25,514)
Adjusted funds flow	52,950	10,517	44,104	171,850	73,206
Property, plant and equipment expenditures	(12,485)	(19,413)	(21,175)	(87,404)	(33,428)
Acquisitions	(676)	-	-	(4,390)	-
Adjusted free cash flow	39,789	(8,896)	22,929	80,056	39,778

(1)	Non-recurring transactions relate to the adoption of a limited purposes shareholder rights plan and the evaluation of strategic alternatives.

Net Debt

The table below reconciles long-term debt to net debt.

	December 31,	September 30,	December 31,
($ thousands)	2024	2024	2023
Long-term debt	(80,441)	(218,118)	(332,029)
Current assets	144,238	118,405	163,814
Current liabilities	(335,859)	(176,648)	(130,283)
Current portion of risk management contracts	248	(9,697)	417
Current portion of warrant liability	18,304	25,303	18,630
Net debt	(253,510)	(260,755)	(279,451)

Net debt is a capital management measure. Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on the Company’s balance sheet, and excludes the current portions of risk management contracts and warranty liability. Management uses net debt to monitor the Company’s current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

1P and 2P before-tax PV10, net of debt and cash

1P and 2P before-tax PV10, net of debt and cash is comprised of before tax present value is calculated using the estimated net present value of all future net revenue from our reserves, before income taxes discounted at 10%, as estimated by McDaniel effective December 31, 2024, less face value of its term debt plus cash and cash equivalents.

	December 31,	December 31,
($ thousands)	2024	2023
Total proved PV10	$2,454,000	$2,023,000
Term debt	(343,852)	(396,780)
Cash and cash equivalents	67,419	109,525
1P before-tax PV10, net of debt and cash	$2,177,567	$1,735,745

	December 31,	December 31,
($ thousands)	2024	2023
Total proved and probable PV10	$3,035,000	$2,423,000
Term debt	(343,852)	(396,780)
Cash and cash equivalents	67,419	109,525
2P before-tax PV10, net of debt and cash	$2,758,567	$2,135,745

Supplementary Financial Measures

Depletion

The term “depletion” or “depletion expense” is the portion of depletion and depreciation expense reflecting the cost of development and extraction of the Company’s bitumen reserves.

Gross Profit

Gross profit is a supplementary financial measure prepared on a consistent basis with IFRS. Greenfire uses gross profit to assess its core operating performance before considering other expenses such as general and administrative costs, financing costs, and income taxes. Gross profit is calculated as oil sales, net of royalties, plus gains on risk management contracts, less losses on risk management contracts, diluent expense, operating expense, depletion expense on the Company’s operating assets, transportation expenses and marketing expenses.

Management believes that gross profit provides investors, analysts, and other stakeholders with useful insight into the Company’s ability to generate profitability from its core operations before non-operating expenses. When gross profit is expressed on a per barrel basis it is a supplementary financial ratio.

	Three months ended			Year ended
	December 31,	December 31,	September 30,	December 31,	December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2024	2023
Oil sales, net of royalties	201,804	155,706	184,945	790,949	652,264
Gain (loss) on risk management contracts	(8,921)	14,810	29,925	(27,489)	16,405
	192,883	170,516	214,870	763,460	668,669
Diluent expense	(83,030)	(76,768)	(67,889)	(327,146)	(304,740)
Transportation and marketing	(13,751)	(13,277)	(12,481)	(52,744)	(55,673)
Operating expenses	(40,864)	(35,085)	(40,655)	(152,864)	(148,966)
Depletion	(28,767)	(16,236)	(17,073)	(80,950)	(67,924)
Gross profit	26,471	29,150	76,772	149,756	91,366
Gross profit ($/bbl)	14.14	18.30	45.13	21.10	14.13

Capital Expenditures

Capital expenditures is a supplementary financial measure prepared on a consistent basis with IFRS. Greenfire uses capital expenditures to monitor the cash flows it invests into property, plant and equipment. Capital expenditures is derived from the statement of cash flows and includes property, plant and equipment expenditures and acquisitions.

Management believes that capital expenditures provides investors, analysts and other stakeholders with a useful insight into the Company’s investments into property, plant and equipment.

	Three months ended			Year ended
	December 31,	December 31,	September 30,	December 31,	December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2024	2023
Property, plant and equipment expenditures	12,485	19,413	21,175	87,404	33,428
Acquisitions	676	-	-	4,390	-
Capital expenditures	13,161	19,413	21,175	91,794	33,428

Presentation of Reserves and Other Oil and Gas Information

In respect of 2024 year-end reserves information contained in this press release, Greenfire’s reserves have been evaluated in accordance with Canadian reserve evaluation standards under NI 51-101. McDaniel and Associates Consultants Ltd. (“McDaniel”), an independent petroleum consulting firm based in Calgary, Alberta, has each evaluated the petroleum reserves associated with all of Greenfire’s properties. McDaniel used the average of the commodity price forecasts and inflation rates of Sproule Associates Limited, McDaniel and GLJ Ltd. as of January 1, 2025 to prepare their report (the “McDaniel Report”). Such estimates constitute forward-looking information, which are based on values that Greenfire’s management believes to be reasonable, and are subject to the same limitations discussed under “Forward-Looking Information” below.

Greenfire presents the measures below using information derived from its 2024 year-end reserves information.

2P Reserve Life Index

2P Reserve Life Index calculated by dividing gross 2P reserves by annualized fourth quarter production.

For additional information regarding the consolidated reserves and information concerning the resources of the Company as evaluated by McDaniel in the McDaniel Report, please refer to the Company’s AIF.

Forward-Looking Information

This press release contains forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities laws. The forward-looking information in this press release is based on Greenfire’s current internal expectations, estimates, projections, assumptions and beliefs. Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information, but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information included in this press release should not be unduly relied upon.

The use of any of the words “expect”, “target”, “anticipate”, “intend”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “believe”, “depends”, “could” and similar expressions are intended to identify forward-looking information. In particular, but without limiting the generality of the foregoing, this press release contains forward-looking information pertaining to the following: the Company’s business strategy and future plans, including development plans for the Expansion Asset and the Demo Asset and the anticipated timing thereof; successful execution of the company’s strategy and operational goals; expected production and capital expenditures in 2025; the potential impact of regulatory actions by the AER on the Company’s business, operations, production, reserves estimates and financial condition; and statements relating to the business and future activities of the Company after the date of this press release.

In addition, statements relating to “reserves” are deemed to be forward-looking information as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future. Forward-looking information in this press release relating to oil and gas exploration, development and production, and management’s general expectations relating to the oil and gas industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the industry which management believes to be reasonable. Although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. Management is not aware of any misstatements regarding any industry data presented in press release.

All forward-looking information reflects Greenfire’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of the Company’s current expectations with respect to such matters as: the success of Greenfire’s operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserves volumes; expectations regarding Greenfire’s capital program; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; prevailing and future royalty regimes and tax laws; expectations regarding differentials and realized prices; future well production rates and reserves volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Greenfire’s assets; decommissioning obligations; Greenfire’s ability to comply with its financial covenants; Greenfire’s ability to comply with applicable regulations, including those related to various emissions; and the governmental, regulatory and legal environment. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, Greenfire cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this press release is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward- looking information, including, without limitation: changes in oil and gas prices and differentials; changes in the demand for or supply of Greenfire’s products; the continued impact, or further deterioration, in global economic and market conditions, including from inflation and/or certain geopolitical conflicts, such as the ongoing war in Eastern Europe and the conflict in the Middle East, and other heightened geopolitical risks, including imposition of tariffs or other trade barriers, and the ability of the Company to carry on operations as contemplated in light of the foregoing; determinations by OPEC and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change regulations, royalty rates or other regulatory matters; changes in Greenfire’s operating and development plans; reliability of third party facilities, infrastructure and pipelines required for Greenfire’s operations and production; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, access to services, third party processing capacity and skilled personnel; inability to retain drilling rigs and other services; severe weather conditions, including wildfires, impacting Greenfire’s operations and third party infrastructure; availability of diluent, natural gas and power to operate Greenfire’s facilities; failure to realize the anticipated benefits of the Company’s acquisitions; incorrect assessment of the value of acquisitions; delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Greenfire’s bitumen reserves volumes; limited, unfavourable or a lack of access to capital markets or other sources of capital; increased costs; failure to comply with applicable regulations, including relating to the Company’s air emissions, and potentially significant penalties and orders associated therewith and associated significant effect on the Company’s business, operations, production, reserves estimates and financial condition; a lack of adequate insurance coverage; and other factors discussed under the “Risk Factors” section in Greenfire’s Management’s Discussion & Analysis and Annual Information Form, each for the year ended December 31, 2024, and from time to time in Greenfire’s public disclosure documents, which are available on the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s annual report on Form 40-F filed with the SEC, which is available on the Company’s EDGAR profile at www.sec.gov.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this press release speaks only as of the date of this press release and Greenfire does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com